Filed Pursuant to Rule 424(b)(3)

Registration No. 333-180214

PROSPECTUS SUPPLEMENT

TO PROSPECTUS DATED AUGUST 1, 2012

Up to 19,713,523 Shares of Common Stock

Issuance Upon Exercise of the Subscription Rights

This prospectus supplement supplements the prospectus dated August 1, 2012, relating to an aggregate of 19,713,523 shares of common stock, par value $0.01 per share, of Spectrum Group International, Inc. that may be issued upon the exercise of transferable subscription rights issued by Spectrum to the holders of its common stock as of the record date of July 31, 2012.

This prospectus supplement should be read in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The proceeds of this rights offering are intended to fund in part the purchase from Afinsa Bienes Tangibles S.A. En Liquidacion and its subsidiary Auctentia, S.L. of shares of our common stock and shares of our majority owned subsidiary Spectrum PMI, Inc. that they hold. This prospectus supplement provides information on certain changes to our agreement with Afinsa and Auctentia, as well as certain other developments.

An investment in our common stock involved risks. See “Risk Factors” beginning on page 13 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 18, 2012

BACKGROUND AND PURPOSE OF THE RIGHTS OFFERING

Amendment to Securities Purchase Agreement

As disclosed in the prospectus, on March 6, 2012 we entered into a securities purchase agreement, effective as of March 5, 2012, with Afinsa and Auctentia, pursuant to which we agreed to purchase all shares of our common stock currently held by Afinsa and Auctentia, and all shares of common stock of Spectrum PMI held by Auctentia, for an aggregate purchase price of $58.25 million. The securities purchase agreement was amended on July 4, 2012 to provide for, among other things, the extension of certain dates and the addition of five percent simple interest, accruing from July 15, 2012, on the purchase price and any termination fee payable under the securities purchase agreement.

On September 14, 2012, the securities purchase agreement has been amended to extend the outside date, after which the agreement may be terminated by the parties if certain conditions to closing have not been satisfied, from September 15, 2012 to September 25, 2012.

On September 17, 2012, the securities purchase agreement was further amended to reduce the number of shares of our common stock to be purchased from Afinsa and Auctentia to a number that would leave Afinsa and Auctentia collectively owning 9.9% of the issued and outstanding shares of our common stock outstanding immediately following consummation of the purchase transaction. The purchase price will be reduced by $2.50 for each share of our common stock retained by Afinsa and Auctentia. It is anticipated that this will result in a reduction in the purchase price of between $7 million and $9 million, although the actual number of shares to be retained by Afinsa and Auctentia and the reduction in the purchase price will depend on the number of shares sold in the rights offering and the proposed private placement. Under the terms of the amendment, Antonio Arenas, a representative of Afinsa on the Company’s Board of Directors, will step down from his position as executive chairman effective upon the closing of the transaction, but will continue to serve as a director for so long as Afinsa and Auctentia beneficially own 5% or more of the Company’s common stock in the aggregate. George Lumby, Afinsa’s other representative on the Board, will step down upon closing of the transaction, as originally provided in the securities purchase agreement. The Company has also agreed to use its reasonable commercial efforts to assist Afinsa and Auctentia following the closing to sell the shares of common stock retained by them in an orderly manner that will be non-disruptive to the public market for the common stock and that is intended to facilitate the sale of the retained shares at prices acceptable to Afinsa and Auctentia.

Potential Private Placement

The Company continues to negotiate with potential investors, with whom the Company or its management have pre-existing relationships, regarding a private placement of shares. The consummation of private placement would be conditioned on the consummation of the rights offering, and the proceeds of the private placement would be used to fund the purchase price under the securities purchase agreement, as disclosed in the prospectus. We now anticipate that the terms of the private placement will be finalized only after the expiration date. In all events, the subscription price per share will be at least equal to the price in the rights offering. We also anticipate that the private placement and any accompanying registration rights will be on terms customary for placements of this nature.

Sale of Stamp Operations

The Company also announced today that it has completed the sale of its stamp operations to a group led by the Europe-based managers of the division. Included in the sale are auction houses H.R. Harmer Global Philatelic Network; Corinphila Auktionen of Zurich, Switzerland; Heinrich Köhler Auktionshaus and Heinrich Koehler Briefmarkenhandel of Wiesbaden, Germany; Corinphila Veilingen of Amstelveen, Netherlands; and John Bull Stamp Auctions of Hong Kong. The purchase price was $7.75 million, payable in cash. The Company anticipates that the proceeds of the sale will be used to fund, in part, the purchase price under the securities purchase agreement with Afinsa and Auctentia.

USE OF PROCEEDS

The Company does not currently anticipate that the rights offering will be fully subscribed, so that all the proceeds of the rights offering, along with other funds anticipated to be available to the Company, are expected to be used to fund the purchase price under the securities purchase agreement with Afinsa and Auctentia, notwithstanding the reduction in the purchase price discussed above. However, should the Company receive funds in the rights offering in excess of the amount needed to fund the purchase price, the excess will be used for general corporate purposes.

THE RIGHTS OFFERING

Extension of Expiration Date

We have extended the expiration date for the exercise of transferable subscription rights to 5:00 p.m. New York City time on Thursday, September 20, 2012.

During the extended subscription period for the rights offering, each holder of transferrable subscription rights may exercise those rights that have not already been exercised. Other than the extension of the expiration date of the rights offering, all of the offering terms described in the prospectus dated August 1, 2012 remain the same and apply during the extended subscription period of the rights offering.

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